UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Xylophone Acquisition Corp.
a wholly owned subsidiary of

Harmony Biosciences Holdings, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Christian Ulrich
General Counsel and Corporate Secretary
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
484-539-9800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700

and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) previously filed by Harmony Biosciences Holdings, Inc., a Delaware corporation (“Parent” or “Harmony”) and Xylophone Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Harmony, with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Purchaser to acquire all of the issued and outstanding shares, par value $0.001 per share (the “Shares”) of Zynerba Pharmaceuticals, Inc. (“Zynerba”) for (i) $1.1059 per Share in cash without interest and subject to deduction for any required withholding under applicable tax law, plus (ii) one non-tradable contingent value right (“CVR”) per share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-13 of this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

The disclosure made on the first page following the cover page is hereby amended and supplemented by replacing the second full paragraph in its entirety with the following:

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Zynerba, Harmony and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zynerba continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Harmony (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who comply in all respects with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (clause (iv), the “Appraisal Shares” and, clauses (i) through (iv) collectively, the “Excluded Shares”)), including certain Shares ~~that are subject to vesting or forfeiture restrictions~~ granted pursuant to the Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”) that are not validly tendered in the Offer, will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The disclosure made on the second page following the cover page are hereby amended and supplemented by adding the following as a third bullet point to the paragraph that beings with “If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must:”

•
If you wish to tender your Shares in the Offer, but: (a) the certificates representing your Shares are not immediately available or cannot be delivered to the Depositary prior to the expiration of the Offer; (b) you cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer; or (c) your other required documents cannot be delivered to the Depositary prior to the expiration of the Offer, you may still tender your Shares by complying with the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Please call the Information Agent (as hereinafter defined) for assistance.

The disclosure made on the second page following the cover page are hereby amended and supplemented by replacing the penultimate paragraph in its entirety with the following:

Questions or requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery, and any other materials related to the Offer are available free of charge at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The disclosure under the heading “How do I tender my Shares?” is hereby amended and supplemented by replacing the language thereunder beginning on page 10 of the Offer to Purchase in its entirety with the following:

•
If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary. These materials must be delivered to the Depositary prior to the Expiration Time.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through ATOP prior to the Expiration Time.

•
If you cannot deliver everything required to make a valid tender of your Shares to the Depositary or comply with the procedures for book-entry transfer, prior to such time, you may be able to use the guaranteed delivery procedures, which is described in Section 3 — “Procedure for Accepting the Offer and Tendering Shares.” ~~We are not providing for guaranteed delivery procedures. Therefore, Zynerba stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC. Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday.~~ Zynerba stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal or Notice of Guaranteed Delivery. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

See Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”

The disclosure under the heading “What will happen to my stock options and restricted stock awards in the Offer” is hereby amended and supplemented by replacing the third full bullet point beginning on page 12 of the Offer to Purchase in its entirety with the following:

Each restricted stock award (each such award, a “Company Restricted Stock Award”) granted under the Company Equity Plan (x) that is outstanding immediately prior to the Effective Time and (y) of which the underlying shares of Company Common Stock are not validly tendered in the Offer, will be cancelled and automatically converted into the right to receive (without interest and subject to any required withholding) (i) an amount in cash from Harmony or the Surviving Corporation equal to the Closing Amount and (ii) one CVR.

The disclosure under the heading “INTRODUCTION” is hereby amended and supplemented by replacing the second full paragraph beginning on page 14 of the Offer to Purchase in its entirety with the following:

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Zynerba, Harmony and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zynerba continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Harmony (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who complies in all respects with, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Appraisal Shares” and, clauses (i) through (iv) collectively, the “Excluded Shares”)), including certain Shares ~~that are subject to vesting or forfeiture restrictions~~ granted pursuant to the Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”) that are not validly tendered in the Offer, will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The disclosure under the heading “Procedures for Accepting the Offer and Tendering Shares” is hereby amended and supplemented by replacing the final paragraph of page 18 of the Offer to Purchase in its entirety with the following:

Valid Tenders. Except as set forth below, in order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal or the Depositary must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and, to the extent the Shares are not already held with the Depositary, either (i) in the case of certificated Shares, the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) in the case of Shares held in book-entry form, such Shares must be tendered pursuant to the procedures for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

The disclosure under the heading “Procedures for Accepting the Offer and Tendering Shares” is hereby amended and supplemented by replacing the first two paragraphs on page 19 of the Offer to Purchase in their entirety with the following:

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time or (ii) the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary.

~~No~~ Guaranteed Delivery. ~~We are not providing for guaranteed delivery procedures. Therefore, Zynerba stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC. Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday. Zynerba stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.~~ If you wish to tender your Shares pursuant to the Offer but you cannot deliver the certificates representing such Shares and all other required documents to the Depositary prior to the Expiration Date or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•
a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) prior to the Expiration Date; and

•
the certificates representing all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantees (or, in the case of a book-entry delivery of Shares, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents, are received by the Depositary within 2 trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution (as hereinafter defined) in the form set forth in such Notice of Guaranteed Delivery.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The disclosure under the heading “Procedures for Accepting the Offer and Tendering Shares” is hereby amended and supplemented by replacing the first full paragraph beginning on page 21 of the Offer to Purchase in its entirety with the following:

Following the consummation of the Offer and at the Effective Time, each Company Restricted Stock Award granted under the Company Equity Plan (of which the underlying shares of Company Common Stock are not validly tendered in the Offer) that is outstanding immediately prior to the Effective Time will be cancelled, and automatically converted into the right to receive (without interest and subject to any required withholding) (i) an amount in cash from Harmony or the Surviving Corporation equal to the Closing Amount and (ii) one CVR. See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.

The disclosure under the heading “The Merger Agreement; Other Agreements” is hereby amended and supplemented by replacing the first full paragraph beginning on page 37 of the Offer to Purchase in its entirety with the following:

Following the consummation of the Offer and at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time with a per share exercise price of less than $2.71, whether or not vested, will be immediately cancelled and automatically converted into the right to receive, without interest and subject to any required withholding: (i) for each In-the-Money Company Stock Option, an amount equal to (A) an amount in cash from Harmony or the Surviving Corporation equal to the excess of the Closing Amount over the per share exercise price of such In-the-Money Company Stock Option and (B) one CVR; or (ii) for each Eligible Option, an amount equal to (A) the amount, if any, by which (I) the Closing Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid exceeds (II) the per share exercise price of such Eligible Option minus (B) the gross amount of Milestone Payments previously paid with respect to such share of Company Common Stock underlying such Eligible Option. Each Company Option that has a per share exercise price equal to or greater than $2.71 will be canceled without any consideration payable therefor. Each Company Restricted Stock Award granted under the Company Equity Plan (x) that is outstanding immediately prior to the Effective Time and (y) of which the underlying shares of Company Common Stock are not validly tendered in the Offer, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Restricted Stock Award will be entitled to receive (without interest and subject to any required withholding) (i) an amount in cash from Harmony or the Surviving Corporation equal to the Closing Amount and (ii) one CVR. See Section 11 - “The Merger Agreement; Other Agreements - Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.

On October 4, 2023, Zynerba, Purchaser and Harmony Biosciences entered into Amendment No. 1 to the Merger Agreement, which is annexed to and filed with this Amendment as Exhibit (d)(5),  in connection with changes made to the Company RSAs by the Company to permit holders of unvested Company RSAs to tender such shares of common stock of the Company underlying those unvested Company RSAs in the Offer.

The disclosure under the heading “Conditions of the Offer” is hereby amended and supplemented by replacing the first full paragraph beginning on page 53 of the Offer to Purchase in its entirety with the following:

(i) there will have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL, by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) that, considered together with all other Shares, if any, beneficially owned by Harmony and its controlled affiliates, represent one more than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (such condition, the “Minimum Condition”);

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.

(a)(1)(G)*	Form of Notice of Guaranteed Delivery

(d)(5)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 4, 2023, by and among Harmony Biosciences Holdings, Inc., Xylophone Acquisition Corp. and Zynerba Pharmaceuticals, Inc.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2023

Xylophone Acquisition Corp.

	By:	/s/ Sandip Kapadia
	Name:	Sandip Kapadia
	Title:	Chief Executive Officer

Harmony Biosciences Holdings, Inc.

	By:	/s/ Sandip Kapadia
	Name:	Sandip Kapadia
	Title:	Chief Financial Officer